Exhibit 99.5

Red White & Bloom Brands Provides Update on Status of Management Cease Trade Order

Vancouver, BC and Toronto, ON– May 31, 2022 – Red White & Bloom Brands Inc., (CSE: RWB)(OTCQX: RWBYF) (the “Company” or “RWB”) is providing this update on the status of a management cease trade order granted on May 3, 2022 (the "MCTO") by the British Columbia Securities Commission under National Policy 12-203 – Management Cease Trade Order ("NP 12-203"). On May 3, 2022, the Company announced that, for reasons disclosed in the news release, there would be a delay in the filing of its financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2021 (the "Annual Filings") beyond the period prescribed under applicable Canadian securities laws (the "Default Announcement").

The Company reports that the audit is progressing and will provide a further update on the timing of its Annual Filings on or about June 14, 2022. The Company is also progressing on completion of its interim financial statements and accompanying management’s discussion and analysis for the first quarter ended March 31, 2022, and will provide a further update on or before June 14, 2022. Further updates on timing will be provided by the Company as necessary.

During the MCTO, the general investing public will continue to be able to trade in the Company's listed common shares. However, the Company's chief executive officer and interim chief financial officer will not be able to trade in the Company's shares.

Other than as disclosed in this news release, there are no material changes to the information contained in the Default Announcement. The Company confirms that it intends to satisfy the provisions of NP 12- 203 and will continue to issue bi-weekly default status reports for so long as it remains in default of the Annual Filings requirement.

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About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Illinois, Massachusetts, and Michigan with respect to cannabis, and the U.S. and internationally for hemp-based CBD products. For more information, visit website: www.RedWhiteBloom.com, or follow RWB on social media:

Twitter: @rwbbrands;

Facebook: @redwhitebloombrands;

Instagram: @redwhitebloombrands

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director. Circadian Group IR, IR@RedWhiteBloom.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are several important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property, and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.